Exhibit 12

Ratios of Earnings (Loss) to Fixed Charges

(in millions, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes	$143.1	$127.8	$(111.0)	$83.1	$87.8

Interest Expense	19.1	22.6	24.3	19.9	21.5
Portion of rent representative of an interest factor (a)	4.6	4.2	4.4	4.4	4.5
Adjusted income (loss) before income taxes	$166.8	$154.6	$(82.3)	$107.4	$113.8

Fixed Charges
Interest Expense	$19.1	$22.6	$24.3	$19.9	$21.5
Portion of rent expense representative of an interest factor (a)	4.6	4.2	4.4	4.4	4.5
Total Fixed Charges	$23.7	$26.8	$28.7	$24.3	$26.0

Ratio of earnings (loss) to fixed charges	7.0	5.8	(2.9)	4.4	4.4

(a) One-third of net rent expense is the portion deemed representative of the interest factor